UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Amendment No. 1

AXIS Capital Holdings Limited

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.50% Series B Preferred Shares, par value 0.0125 per share

(Title of Class of Securities)

05461T206

(CUSIP Number of Class of Securities)

Richard T. Gieryn, Jr., Esq. Executive Vice President, General Counsel and Secretary 92 Pitts Bay Road Pembroke HM 08, Bermuda (441) 496-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Lesley Peng, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$257,025,000	$29,455.07

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase any and all of AXIS Capital Holdings Limited’s 7.50% series B preferred shares, par value 0.0125 per share, (the “Preferred Shares”) at the tender offer price of $102.81 per preferred share. As of March 12, 2012, there were 2,500,000 Preferred Shares, representing $250,000,000 in aggregate liquidation preference of Preferred Shares, issued and outstanding.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 3 for fiscal year 2012, equals $114.60 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $29,455.07	Filing Party: AXIS Capital Holdings Limited
Form or Registration No.: Schedule TO-I	Date Filed: March 12, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on March 12, 2012 (the “Schedule TO”), by AXIS Capital Holdings Limited, a company domiciled in Bermuda (“AXIS Capital” or the “Company”), in connection with the Company’s offer to purchase for cash any and all of its 2,500,000 outstanding 7.50% series B preferred shares, par value $0.0125 per share and liquidation preference $100.00 per share (the “Preferred Shares”) at a price of $102.81 per Preferred Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The purchase price is intended to compensate the holders of Preferred Shares for declared and unpaid dividends, if any, and the holders of Preferred Shares will not receive any separate payment for dividends. The Company’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 12, 2012 (“Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer.

All information in the Offer to Purchase and the related Letter of Transmittal, which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO, is hereby expressly incorporated by reference in answer to all items in this Amendment, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

ITEMS 1, 4, 7 and 10.

The information set forth in the second paragraph under the caption “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” on page iii of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Forward-looking statements contained or incorporated by reference in this Offer to Purchase include information regarding the satisfaction of the Financing Condition, our estimates of losses related to catastrophes and other large losses, measurements of potential losses in the fair value of our investment portfolio and derivative contracts, our expectations regarding pricing and other market conditions, our growth prospects, and valuations of the potential impact of movements in interest rates, equity prices, credit spreads and foreign currency rates. Forward-looking statements only reflect our expectations and are not guarantees of performance. These statements involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements. We believe that these factors include, but are not limited to, the following: (1) the occurrence and magnitude of natural and man-made disasters, (2) actual claims exceeding our loss reserves, (3) general economic, capital and credit market conditions, (4) the failure of any of the loss limitation methods we employ, (5) the effects of emerging claims, coverage and regulatory issues, (6) the failure of our cedants to adequately evaluate risks, (7) inability to obtain additional capital on favorable terms, or at all, (8) the loss of one or more key executives, (9) a decline in our ratings with rating agencies, (10) loss of business provided to us by our major brokers, (11) changes in accounting policies or practices, (12) the use of industry catastrophe models and changes to these models, (13) changes in governmental regulations, (14) increased competition, (15) changes in the political environment of certain countries in which we operate or underwrite business, (16) fluctuations in interest rates, credit spreads, equity prices and/or currency values, and (17) the other matters set forth under “Risk Factors” contained or incorporated by reference into this Offer to Purchase.”

The information set forth under “Summary Term Sheet—How will AXIS Capital pay for the Preferred Shares?” and “—Are there any conditions to the Offer?” on pages 1 and 2 of the Offer to Purchase is amended by inserting the following sentence at the end thereof:

“On March 19, 2012, we satisfied the Financing Condition by issuing 16,000,000 shares of our newly designated 6.875% Series C Preferred Shares, par value $0.0125 per share and a liquidation preference of $25.00 per share (representing $400,000,000 in aggregate liquidation preference) for estimated net proceeds of approximately $394.1 million after deducting the underwriting discount and our portion of the offering expenses.”

The information set forth under Section 6 captioned “Conditions of the Offer” on page 12 of the Offer to Purchase is amended by inserting the following paragraph after the last bullet point:

“On March 19, 2012, we satisfied the Financing Condition by issuing 16,000,000 shares of our newly designated 6.875% Series C Preferred Shares, par value $0.0125 per share and a liquidation preference of $25.00 per share (representing $400,000,000 in aggregate liquidation preference) for estimated net proceeds of approximately $394.1 million after deducting the underwriting discount and our portion of the offering expenses.”

The information set forth in the third paragraph titled “Incorporation by Reference” under Section 9 captioned “Certain Information Concerning AXIS Capital” on page 13 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“Incorporation by Reference. The SEC allows us to “incorporate by reference” into this Offer to Purchase the information we file with the SEC, which means that we can disclose important information to you by referring to another document filed separately with the SEC. We incorporate by reference into this Offer to Purchase the documents listed below.

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2011; and

•	our Current Reports on Form 8-K, filed on December 12, 2011, January 19, 2012, January 30, 2012 and February 8, 2012.”

The following is inserted as the last paragraph under Section 9 captioned “Certain Information Concerning AXIS Capital” on page 13 of the Offer to Purchase:

“Summary Historical Consolidated Financial Data. The following table sets forth our summary historical consolidated financial data as of and for the fiscal years ended December 31, 2011 and 2010. The following summary consolidated historical financial data was derived from our audited consolidated financial statements, which are incorporated by reference in this Offer to Purchase. The data below should be read together with our audited consolidated financial statements and the accompanying notes thereto and other financial data incorporated by reference herein.

	As of and for year ended December 31
	2011	2010
	(in thousands, except for per share data)
Selected Statement of Operations Data:
Gross premiums written	$4,096,153	$3,750,536
Net premiums earned	3,314,961	2,947,410
Net investment income	362,430	406,892
Net realized investment gains	121,439	195,098
Net losses and loss expenses	2,675,052	1,677,132
Acquisition costs	587,469	488,712
General and administrative expenses	459,151	449,885
Interest expense and financing costs	62,598	55,876
Preferred share dividends	36,875	36,875
Net income available to common shareholders	$9,430	$819,848

Per Common Share Data:
Basic earnings per common share	$0.08	$6.74
Diluted earnings per common share	$0.07	$6.02
Cash dividends per common share	$0.93	$0.86
Basic weighted average common shares outstanding	122,499	121,728
Diluted weighted average common shares outstanding	128,122	136,199

Selected Balance Sheet Data:
Investments	$12,466,889	$11,524,166
Cash and cash equivalents	1,082,838	1,045,355
Reinsurance recoverable balances	1,770,329	1,577,547
Total assets	17,806,059	16,445,731
Reserve for losses and loss expenses	8,425,045	7,032,375
Unearned premium	2,454,462	2,333,676
Senior notes	994,664	994,110
Total shareholders’ equity	5,444,079	5,624,970
Book value per common share(1)	$39.37	$45.60
Diluted book value per common share(1)	$38.08	$39.37

Ratio of earnings to fixed charges(2)	1.9x	16.4x
Ratio of earnings to fixed charges and preferred share dividends(2)	1.2x	10.0x

(1)	Book value per common share and diluted book value per common share are based on total common shareholders’ equity divided by common shares and diluted common share equivalents outstanding, respectively.

(2)

For purposes of computing these ratios, earnings consist of net income before income tax expense plus fixed charges to the extent that such charges are included in the determination of earnings. Fixed charges consist of interest, amortization of debt issuance costs and the assumed interest component of rent expense (approximated to be 33 1/3%). Preferred share dividends have been tax effected at a 0% rate because it is presumed they will be funded from a Bermuda entity.

The first paragraph of Section 13 captioned “Certain Material United States Federal Income Tax Consequences” on page 15 of the Offer to Purchase is removed and deleted in its entirety.

The first paragraph of Section 8 captioned “Tax Identification Number and Backup Withholding” on page 8 of the Letter of Transmittal is removed and deleted in its entirety.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AXIS CAPITAL HOLDINGS LIMITED

By:	/s/ Richard T. Gieryn, Jr.
Name:	Richard T. Gieryn, Jr.
Title:	Executive Vice President, General Counsel and Secretary

Date: March 23, 2012

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated March 12, 2012.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(5)(A)	Press Release, dated March 12, 2012.*

*	Previously filed.